

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 14, 2010

Via Facsimile and U.S. Mail

Ms. Kathryn B. McQuade, Chief Financial Officer
CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
Suite 500, Gulf Canada Square
401-9th Avenue, S.W.
Calgary, Alberta, Canada T2P 4Z4

> **Re: Canadian Pacific Railway Limited**
> **Form 40-F for Fiscal Year Ended December 31, 2009**
> **Filed March 19, 2010**
> **File No. 1-01342**
>
> **and**
>
> **Canadian Pacific Railway Company**
> **Form 40-F for Fiscal Year Ended December 31, 2009**
> **Filed March 19, 2010**
> **File No. 1-15272**

Dear Ms. McQuade:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Ms. Kathryn B. McQuade
Canadian Pacific Railway Limited
Canadian Pacific Railway Company
May 14, 2010
Page 2

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 40-F (Fiscal Year Ended December 31, 2009)

2009 Annual Report

Notes to Consolidated Financial Statements

Note 1 – Summary of significant accounting policies

Properties, page 60

1.   You disclose that a gain or loss is recorded in connection with the sale or retirement of larger groups of depreciable assets that are unusual and were not considered in depreciation studies. With respect solely to retirements (not sales), please tell us whether you had any unusual events during the last three years that resulted in the recording of a gain or loss. If so, please tell us the nature of such events and how you determined these events were unusual (and not in the normal course of business).

2.   To the extent that your new and replacement properties are self-constructed and such work is performed by your employees, please disclose the types and nature of costs capitalized, such as direct costs, indirect costs, or overhead, as well as how such costs are distinguished from the costs of deconstruction and removal of replaced assets.

3.   We note that you divide maintenance expenditures between additions to properties and operating expenses. In this regard, please tell us how you account for the costs of rail grinding, shoulder ballast cleaning, and other similar costs. We believe that expensing such costs as incurred may be the preferable method of accounting because the related activities typically (i) recur at intervals shorter than the life of the underlying assets, (ii) allow the underlying assets to reach their currently estimated useful lives but do not extend their lives, and (iii) restore the condition of the underlying assets but do not enhance them beyond their original condition.

4.   On a related matter, consider expanding your disclosure to quantify the amount of your maintenance expenditures for each period presented. We suggest you provide a summary showing how you divided these expenditures between additions to properties and operating expenses.

<u>Exhibits 99.2 and 99.3</u>

5.   We note that the identification of the certifying individual at the beginning of the
        certification required by Exchange Act Rule 13a-14(a) also includes the title of the
        certifying individual. In future filings, the identification of the certifying individual at
        the beginning of the certification should be revised so as not to include the individual's
        title.

                                          ****

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
     Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the
     Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

        You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, if you have
questions regarding comments on the financial statements and related matters, and J. Nolan
McWilliams, Attorney-Advisor, at (202) 551-3217, regarding comments on legal matters. Please
contact me at (202) 551-3211 with any other questions.

                                          Sincerely,

                                          David R. Humphrey
                                          Branch Chief